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                          October 19, 2023

       Sabas Carrillo
       President, Chief Executive Officer, Treasurer, and Secretary Blum Holdings, Inc.
       3242 S. Halladay Street, Suite 202
       Santa Ana, California 92705

                                                        Re: Blum Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 10,
2023
                                                            File No. 333-274921

       Dear Sabas Carrillo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at 202-551-7127 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Veronica Lah